Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-222384 and 333-222385) on Form S-8 of our report dated February 20, 2018, relating to the consolidated financial statements of Potash Corporation of Saskatchewan Inc. (the “Company”) as at December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated by reference in the Current Report on Form 6-K dated February 26, 2018.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Professional Accountants

Saskatoon, Canada

February 26, 2018